UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-15230

FORDING CANADIAN COAL TRUST
(Exact name of registrant as specified in its charter)
Suite 1000, 205 - 9th Avenue SE Calgary, Alberta, Canada T2G 0R3 Tel: (403) 260-9878 / Fax: (403) 264-7339
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive officers)
Units, no par value Unit Purchase Rights (1)
(Title of each class of securities covered by this Form) (1) The Unit Purchase Rights are attached to and trade with the Units.
Not Applicable
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:	Nil

Pursuant to the requirements of the Securities Exchange Act of 1934, 7062338 Canada Inc., as the former trustee of Fording Canadian Coal Trust, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	November 13, 2008	By:	7062338 CANADA INC.
/s/ Peter C. Rozee
PETER C. ROZEE

Explanatory Note: Fording Canadian Coal Trust (“Fording”) ceased to exist on October 30, 2008, upon completion of an arrangement (the “Arrangement”) pursuant to an Arrangement Agreement, dated July 29, 2008, as amended, between Fording and Teck Cominco Limited (“Teck”). Pursuant to the Arrangement, Teck has acquired all of the assets and assumed all of the liabilities of Fording.